June 5, 2014

DANIEL J. WINNIKE	EMAIL DWINNIKE@FENWICK.COM DIRECT DIAL (650) 335-7657

CONFIDENTIAL TREATMENT REQUESTED BY GOPRO, INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A

REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE

BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE.

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kevin Kuhar, Staff Accountant
Kaitlin Tillan, Assistant Chief Accountant
Joseph McCann, Staff Attorney
Mary Beth Breslin, Staff Attorney
Amanda Ravitz, Assistant Director

Re:	GoPro, Inc.
Registration Statement on Form S-1
Filed May 19, 2014
File No. 333-196083

Ladies and Gentlemen:

On behalf of GoPro, Inc. (the “Company”) and in response to comment 17 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 5, 2014 (the “Initial Comment Letter”), which relates to the above-referenced Draft of the Registration Statement on Form S-1 (the “Registration Statement”), we submit this supplemental letter to assist the Staff in its review of the Company’s Registration Statement.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act. The Company advises the Staff that on June 5, 2014, representatives of J.P. Morgan, the lead underwriter of the Company’s proposed initial public offering, discussed with the Company a preliminary price range (the “Preliminary Price Range”), based on then-current market conditions, of between $* and $* per share for this offering. The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus, but the parameters of that final price range will be subject to then-current market conditions, continuing discussions with J.P. Morgan and the other underwriters, as well as further business and market developments affecting the Company.

* Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY GOPRO, INC.

GOPRO -1

United States Securities and Exchange Commission

Division of Corporation Finance

June 5, 2014

Prior to June 5, 2014, the Company had not held formal discussions with the underwriters regarding the possible price range for the contemplated initial public offering. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes an initial public offering has been completed with no weighting attributed to any other outcome for the Company’s business, such as being subject to a strategic merger or sale, and other factors, which were taken into account in the valuations further described below.

The Company supplementally advises the Staff that, as described beginning on page 81 of the Registration Statement filed with Commission on May 19, 2014, the Company has regularly performed contemporaneous valuations of the Company’s common stock to assist the Company’s Board of Directors (the “Board”) in its determination of the common stock’s estimated fair value for purposes of granting stock options. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth on pages 79-80 of the Registration Statement, the status of the Company’s progress towards an initial public offering and the then most recent valuation report prepared by a third party valuation specialist (each, a “Valuation Report”). The Board, as applicable, also determined that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, future prospects and operating performance of the Company at each valuation date.

The following table summarizes the number of equity awards granted during the past twelve months, and the fair value of the Company’s common stock underlying such grants as determined by the Board and used for financial reporting purposes. The Board based its determination of the fair value of the Company’s common stock on the factors described in the Registration Statement, including the valuation reports that the Company obtained from its third party valuation specialist. The fair value of the common stock for purposes of calculating the related stock-based compensation expense was based on a number of factors, including the contemporaneous third-party valuation that was closest in proximity to the grant date. The Company has not granted any other equity awards following June 3, 2014 through the date of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY GOPRO, INC.

GOPRO - 2

United States Securities and Exchange Commission

Division of Corporation Finance

June 5, 2014

Grant date	Number of options granted	Number of RSUs granted	Fair value of common stock determined by the Board	Fair value of common stock for financial reporting
June 20, 2013	499,200		$15.40	$15.59
July 22, 2013	143,300		15.59	15.59
September 16, 2013	338,300		15.59	16.19
October 30, 2013	499,200		16.19	16.19
December 13, 2013	354,800		16.19	16.22
January 29, 2014	1,148,650	300,000	16.22	16.22
March 23, 2014	385,309		16.39	16.39
March 31, 2014	36,900		16.39	16.39
May 1, 2014	247,622		16.39	18.40
May 30, 2014	309,600		18.40	18.40
June 2, 2014	79,587	1,630	18.40	18.40
June 3, 2014	2,427,106	4,748,749	18.40	18.40

The Preliminary Price Range reflects the Company’s discussions with J.P. Morgan and was not determined using the same methodology used by management and its third party valuation specialist to value the Company’s Common Stock in recent contemporaneous and periodic valuations. The Company believes the difference between the fair value of its common stock, for financial reporting purposes, on the aforementioned grant dates and the current Preliminary Price Range is primarily the result of the following factors:

Liquidity Discount

The Preliminary Price Range necessarily assumes that the initial public offering has been completed and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock. The Valuation Reports reflected a discount factor for the lack of marketability (“DLOM”), as described in the Registration Statement. The Company believes the DLOM is appropriate due to its shares not being freely transferable, as compared to those that trade in an established market, the volatility of the market, uncertainty about the extent of public investor interest in new public offerings of securities and the uncertainty surrounding the timing and interest of the Company’s IPO at the valuation date.

Comparable Companies

The Company’s common stock Valuation Report utilizes financial multiples from a group of comparable companies in the consumer electronics industries. Given that the Company generated substantially all of its revenue from the sale of its cameras and accessories as of the date of the valuation, the consumer electronics industry group was determined to be the appropriate group for common stock valuation purposes.

In contrast, the Preliminary Pricing Range not only considers comparable consumer electronics companies but also includes high growth consumer, digital media and 3D

CONFIDENTIAL TREATMENT REQUESTED BY GOPRO, INC.

GOPRO - 3

United States Securities and Exchange Commission

Division of Corporation Finance

June 5, 2014

printing companies which have considerably higher financial multiples. The Company believes that due to its limited revenue and experience to date related to the distribution of media content, that the inclusion of high growth consumer, digital media and 3D printing company comparatives was not appropriate for its historical common stock valuations.

Other Exit Scenarios

The Preliminary Price Range assumes that the initial public offering has been completed, and as such, no probability was assigned to other outcomes such as an IPO occurring in a period outside of the near term or the Company entering into a strategic sale or merger. As a result, the Preliminary Price Range was neither reduced by the expected future business values (discounted to present value) from other potential future liquidity events nor discounted for a lack of marketability. In contrast, the Company’s determinations of fair value during the period presented contemplated other exit scenarios and a discount for lack of marketability.

The Company also notes as a factor to be considered in the valuation of its common stock, that on June 5, 2014, two members of its Board of Directors purchased shares of the Company’s Common Stock from the estate of the Company’s former Chief Financial Officer for an aggregate purchase price of approximately $* million. The price per share in these arms-length transactions was $18.40, which is the fair value as determined by the Board for the most recent equity awards.

Assuming that the Company uses a range of $* to $* per share, the most recent valuation of the Company’s Common Stock as of May 28, 2014 of $18.40 is approximately *% lower than the low end of that range.

Based on this Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its proposed IPO within an expected price range, or at all, the Company does not propose to increase the amount of its previously recorded stock-based compensation expense as a result of this Preliminary Price Range estimate.

Disclosure

The Company supplementally advises the Staff that in its forthcoming amendment to the Registration Statement that includes an estimated price range, will include the following disclosure:

“March 2014 and May 1, 2014. Our board of directors granted stock options in March 2014 and on May 1, 2014 with an exercise price of $16.39 per share. For these stock option grants, our board of directors determined the fair value of our common stock on the date of grant to be $16.39 per share based on a number of factors, including our

* Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY GOPRO, INC.

GOPRO - 4

United States Securities and Exchange Commission

Division of Corporation Finance

June 5, 2014

research and development efforts and our updated assessment of timing to liquidity. Our board of directors also considered a contemporaneous third-party valuation as of February 28, 2014. The valuation used a market approach of our group of comparable companies. It applied the comparable group market factors to our forward looking revenue and allocated enterprise value between each class of stock using the PWERM method. The expected equity values for the different scenarios in the PWERM model were weighted as follows: 60% probability of IPO in the second quarter of 2014, 30% probability of IPO in the third quarter of 2014 and a 10% probability of merger or sale in late 2014. A 5% discount for lack of marketability was applied to the resulting value of our common stock, which was based on a liquidity event happening in 0.6 years.

For financial reporting purposes, the fair value of the common stock for purposes of calculating the related stock-based compensation expense for the March 2014 grants was based on a number of factors, including the contemporaneous third-party valuation as of February 28, 2014 and other factors that existed at the date of grant. Due to the proximity of the March 2014 grants to the valuation as of February 28, 2014, the fair value of the underlying common stock used to calculate the fair value of these options on the grant date for financial statement purposes was determined to be $16.39 per share. The fair value of the common stock for purposes of calculating the related stock-based compensation expense for the May 1, 2014 grants was based on a number of factors, including the contemporaneous third-party valuation as of May 28, 2014 and other factors that existed at the date of grant. Due to the proximity of the May 1, 2014 grants to the valuation as of May 28, 2014, the fair value of the underlying common stock used to calculate the fair value of these options on the grant date for financial statement purposes was determined to be $18.40 per share.

May 30, 2014 and June 2014. Our board of directors granted stock options on May 30, 2014 and on June 2 and June 3, 2014 with an exercise price of $18.40 per share. For these stock option grants, our board of directors determined the fair value of our common stock on the date of grant to be $18.40 per share based on a number of factors, including our continued progress toward an initial public offering. Our board of directors also considered a contemporaneous third-party valuation as of May 28, 2014. The valuation used a market approach of our group of comparable companies. It applied the comparable group market factors to our forward looking revenue and allocated enterprise value between each class of stock using the PWERM method. The expected equity values for the different scenarios in the PWERM model were weighted as follows: 40% probability of IPO in the second quarter of 2014, 40% probability of IPO in the third quarter of 2014, 15% probability of IPO in the fourth quarter of 2014 and a 5% probability of merger or sale in late 2014. A 5% discount for lack of marketability was applied to the resulting value of our common stock, which was based on a liquidity event happening in 0.3 years.

For financial reporting purposes, the fair value of the common stock for purposes of calculating the related stock-based compensation expense for the May 30, 2014 and

CONFIDENTIAL TREATMENT REQUESTED BY GOPRO, INC.

GOPRO - 5

United States Securities and Exchange Commission

Division of Corporation Finance

June 5, 2014

June 2014 grants was based on a number of factors, including the contemporaneous third-party valuation as of May 28, 2014 and other factors that existed at the date of grant. Due to the proximity of the May 30, 2014 and June 2014 grants to the valuation as of May 28, 2014, the fair value of the underlying common stock used to calculate the fair value of these options on the grant date for financial statement purposes was determined to be $18.40 per share.”

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CONFIDENTIAL TREATMENT REQUESTED BY GOPRO, INC.

GOPRO - 6

United States Securities and Exchange Commission

Division of Corporation Finance

June 5, 2014

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7657.

Sincerely,

/s/ Daniel J. Winnike
Daniel J. Winnike
Fenwick & West LLP

cc:	Sharon Zezima, General Counsel

Jack Lazar, Chief Financial Officer

GoPro, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY GOPRO, INC.

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